Edward R. Shaoul 303.892.7262 edward.shaoul@dgslaw.com

July 3, 2023

Via EDGAR and E-mail

Ms. Anuja A. Majmudar

Attorney-Adviser

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

E-mail: majmudara@sec.gov

Re:	Bunker Hill Mining Corp. Registration Statement on Form S-1 Filed June 12, 2023 File No. 333-272589

Dear Ms. Majmudar:

On behalf of Bunker Hill Mining Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated June 29, 2023 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “S-1”). In connection therewith, the Company has filed via EDGAR Pre-effective Amendment No. 1 to Registration Statement on Form S-1 (the “Amended S-1”), which incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response. For the Staff’s convenience, we have included with this letter a “redlined” copy of the Amended S-1 showing all changes to the filing since the filing of the S-1.

Ms. Anuja A. Majmudar

U.S. Securities and Exchange Commission

July 3, 2023

Cover Page

1.	We note you disclose that in the event this registration statement is not declared effective on or before 5:00 p.m. on July 27, 2023, each unexercised Special Warrant will be deemed exercised on the Automatic Exercise Date into 1.2 Units. Please expand to discuss this penalty provision in greater detail and clarify whether each unexercised Special Warrant will be deemed to be exercised into 1.2 Units instead of 1.0 Units, with each unit being comprised of 1.2 common shares and 1.2 common stock purchase warrants, or whether each holder of Special Warrants will acquire an additional unit per unexercised Special Warrant and such additional unit will be comprised of 1.2 common shares and 1.2 common stock purchase warrants. In that regard, we note that the disclosure in this registration statement and Section 3(b) of Exhibit 10.11 does not appear consistent with Section 4.1 of Exhibit 10.12. In addition, please ensure you address the treatment of fractional units and any obligations to register additional shares in connection with the penalty provision.

Response: The Company has revised the disclosure in response to the Staff’s comment. The Company acknowledges that the penalty provision in the Subscription Agreement for Special Warrant Financing is not described in precisely the same manner as such provision is described in the Special Warrant Indenture, which governs the terms and conditions of the special warrants. The cover page has been revised to describe the penalty provision in greater detail, including with respect to the mechanics of the penalty provision, the treatment of fractional units, and the Company’s obligation to register any additional shares in connection with the penalty provision. Please see the cover page of the “redlined” copy of the Amended S-1.

General

2.	Please revise to include your unaudited interim financial statements as of and for the three months ended March 31, 2023 and 2022 in accordance with Rule 8-08 of Regulation S-X.

Response: The Company has revised the disclosure in response to the Staff’s comment. The Company has included in the Amended S-1 the unaudited interim financial statements as of for the three months ended March 31, 2023 and 2022. Please see pages F-33 to F-53 of the “redlined” copy of the Amended S-1.

3.	We note Exhibit 107 indicates that you intend for this registration statement to include a combined prospectus that also relates to your earlier registration statement on Form S-1, File No. 333-264602. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please revise your registration statement to identify the earlier registration statement to which the combined prospectus relates by setting forth the file number at the bottom of the facing page and include all of the information required relating to all offerings covered by the registration statement. Please also provide an explanatory note explaining that you are relying on Rule 429 to combine prospectuses, and state the number of shares that were previously registered but unsold and the number of shares that are being registered for resale for the first time in this registration statement.

Response: The Company has revised the filing fee table in response to the Staff’s comment. The Company has elected not to use under Securities Act Rule 429 a combined prospectus that relates to an earlier registration statement. Please see Exhibit 107 of the “redlined” copy of the Amended S-1.

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Ms. Anuja A. Majmudar

U.S. Securities and Exchange Commission

July 3, 2023

As we discussed, in light of the limited number of comments from the Staff and the responses provided hereby, we respectfully request expedited review so that we may go effective prior July 27, 2023 to avoid the penalty provisions of the special warrants.

Should you have additional questions or comments, please contact the undersigned at (303) 892-7262.

Sincerely,

/s/ Edward R. Shaoul
Edward R. Shaoul
for
Davis Graham & Stubbs LLP

Enclosure

cc:	David Wiens, Bunker Hill Mining Corp.